08004333

Amer Sports Corporation

STOCK EXCHANGE RELEASE 1(1)
August 7, 2008 at 11:00 am

MAX ALFTHAN, SENIOR VICE PRESIDENT, COMMUNICATIONS, TO PURSUE NEW CHALLENGES OUTSIDE AMER SPORTS

Mr. Max Alfthan, Amer Sports Corporation's Senior Vice President of Communications and an Executive Board member, has accepted the position of Chief Strategy Officer (CSO) at Fiskars Corporation. Alfthan has been responsible for Amer Sports corporate communications since 2001.

Roger Talermo, Amer Sports Corporation, President and CEO: "I would like to thank Max for his effort over the years in developing Amer Sports into the world's leading sports equipment company."

Alfthan will assume his new position during the last quarter of the current year.

SUPPL

For further information, please contact:
Mr Pekka Paalanne, Executive Vice President & CFO, tel. +358 9 7257 8212

AMER SPORTS CORPORATION
Communications

Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com
www.amersports.com

DISTRIBUTION:
OMX Helsinki Stock Exchange
Major media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Salomon, Wilson, Precor, Atomic and Suunto. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

dw 8/14

Amer Sports Corporation

STOCK EXCHANGE ANNOUNCEMENT 1(1)
August 7, 2008 at 10:45 am

NOTIFICATION OF CHANGE IN SHAREHOLDING UNDER THE FINNISH SECURITIES MARKET ACT

Amer Sports Corporation has received information to the effect that the Danske Bank A/S Helsinki Branch (1078693-2) has completed derivative contract transaction agreements on August 6, 2008 that will, according to their current schemes, mature in November 2008. If materialized, the ownership of Danske Bank A/S's Helsinki Branch will fall under one-twentieth (1/20) no earlier than November 26, 2008.

The Danske Bank A/S Helsinki Branch now owns 7,000,000 shares, which represent 9.58% of the company's share capital and voting rights.

Amer Sports capital consists of 73,045,551 issued shares.

For further information, please contact:
Mr Tommy Ilmoni, Vice President, Investor Relations, Amer Sports Corporation,
tel. +358 9 7257 8233

AMER SPORTS CORPORATION
Communications

DISTRIBUTION
Helsinki Stock Exchange
Principal media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Wilson, Atomic, Suunto, Precor and Salomon. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

STOCK EXCHANGE RELEASE August 6, 2008 at 1:00 pm

AMER SPORTS CORPORATION INTERIM REPORT JANUARY-JUNE 2008 (IFRS)

- Amer Sports net sales decreased 6% to EUR 648.1 million. The sales were particularly affected by the weakening of the U.S. dollar. In local currencies net sales increased 1%.
- Earnings before interest and taxes (EBIT) improved to EUR -7.8 million (-20.6), including a capital gain of 13 million euros from selling the company's corporate headquarters building. Earnings per share amounted to EUR -0.23 (-0.30).
- New guidance: It is estimated that Amer Sports EBIT, excluding a capital gain of EUR 13 million, will amount to EUR 90–105 million (previous guidance: EUR 100–130 million).

EUR million	Q2/ 2008	Q2/ 2007	Ch %	Ch %*)	1-6/ 2008	1-6/ 2007	Ch %	Ch %*)	2007
Net sales	285.1	310.3	-8	0	648.1	692.1	-6	1	1,652.0
Gross profit	116.9	126.2	-7		262.5	270.1	-3		664.4
EBIT before non-recurring items	-7.8	-12.8	39	47	-7.8	-20.6	62	68	92.2
Non-recurring items	-	-			-	-			-42.7
EBIT	-7.8	-12.8	39	47	-7.8	-20.6	62	68	49.5
Financing income and expenses	-7.4	-1.1			-14.3	-7.8	-83		-24.9
Earnings before taxes	-15.2	-13.9	-9		-22.1	-28.4	22		24.6
Net result	-11.4	-10.4	-10		-16.6	-21.3	22		18.5
Earnings per share, EUR	-0.16	-0.15			-0.23	-0.30			0.25
Earnings per share, excluding non-recurring items, EUR	-0.16	-0.15			-0.23	-0.30			0.70

*) Change % in local currency terms

ROGER TALERMO, PRESIDENT AND CEO:

"Due to continuing challenging market conditions during the second quarter, Amer Sports sales in local currencies remained at last year's level.

"Apparel and Footwear continued its solid performance in Europe. Footwear marketing investments in the U.S. are generating promising results. The Winter Sports Equipment pre-order season is completed. Pre-orders are up 3% compared to last year, with solid recovery in key Central European alpine markets and Japan but unsatisfactory development in North America. The Nordic countries continued to suffer from weakness in the cross-country ski market. The restructuring of the Winter Sports Equipment business area was concluded as planned and our savings target of EUR 20 million for 2009 remains intact. The weak North American economic environment had the biggest impact on our Fitness segment. The commercial category is performing well, but the demand for consumer products has dropped significantly. We are adapting Precor's operations and adjusting its cost base to correspond with declining sales. These changes will have a positive impact on Precor's profitability during the second half of the current year.

"As a consequence of the more difficult macro-economic environment, we believe that our full-year earnings growth will be slower than we anticipated at the start of the year."

NET SALES AND EBIT IN APRIL–JUNE

Amer Sports Q2 net sales decreased 8% to EUR 285.1 million (310.3). Net sales in local currency terms were at last year's level.

Net sales by business segment were as follows: Ball Sports 46%, Winter and Outdoor 37% (Winter Sports Equipment 6%) and Fitness 17%. Net sales increased 4% in Winter and Outdoor, whereas net sales in Ball Sports and Fitness decreased by 13% and 17%, respectively. In local currency terms, net sales in Winter and Outdoor increased 8%; Fitness decreased 5% and Ball Sports 4%.

The geographical breakdown of net sales was as follows: the Americas (North, South and Central America) 49%, EMEA (Europe, Middle East and Africa) 38% and Asia Pacific (including Japan and Australia) 13%. Sales decreased 14% in the Americas, 2% in Asia Pacific, and remained at last year's level in EMEA. In local currency terms, net sales increased 3% in Asia Pacific and 2% in EMEA. In the Americas sales decreased 2%.

The Group's earnings before interest and taxes (EBIT) amounted to EUR -7.8 million (-12.8). A capital gain of 13 million euros from selling the company's corporate headquarters building was booked in the second quarter result.

Earnings before taxes were EUR -15.2 million (-13.9). Earnings per share came in at EUR -0.16 (-0.15). Net financial expenses amounted to EUR 7.4 million (1.1). Last year's corresponding figure was reduced by realized interest rate swaps, which resulted in a gain of EUR 6.4 million.

NET SALES AND EBIT IN THE REVIEW PERIOD, JANUARY–JUNE

Amer Sports net sales decreased 6% to EUR 648.1 million (692.1). Sales were particularly affected by the weakening of the U.S. dollar. In local currencies net sales increased 1%.

Net sales by business segment were as follows: Ball Sports 42%, Winter and Outdoor 41% (Winter Sports Equipment 8%) and Fitness 17%. Winter and Outdoor sales increased 9%. Ball Sports sales decreased 12% and Fitness 20%. In local currency terms, Winter and Outdoor net sales increased 12%, Ball Sports net sales decreased 4% and Fitness 9%.

The split of net sales by geographical segment was as follows: the Americas 48%, EMEA 41%, and Asia Pacific 11%. Sales in EMEA increased 6% but declined by 16% in the Americas and by 4% in Asia Pacific. In local currency terms, net sales were up 8% in EMEA but down 5% in the Americas and flat in Asia Pacific.

EBIT improved to EUR -7.8 million (-20.6), including a capital gain of 13 million euros from selling the company's corporate headquarters building.

Earnings before taxes were EUR -22.1 million (-28.4). Earnings per share came in at EUR -0.23 (-0.30). Net financial expenses amounted to EUR -14.3 million (-7.8). Last year's corresponding figure was reduced by realized interest rate swaps, which resulted in a gain of EUR 6.4 million. Interest rate levels were slightly above the previous year's level.

CAPITAL EXPENDITURE

The Group's capital expenditure on fixed assets totaled EUR 15.4 million (20.8). The Group's depreciation was EUR 17.2 million (16.5).

RESEARCH AND DEVELOPMENT

EUR 28.2 million (28.7) was invested in research and development, representing 4.4% of net sales.

FINANCIAL POSITION AND CASH FLOW

The Group's net debt at the end of June was EUR 507.9 million (EUR 532.6 million on June 30, 2007).

Net cash flow from operating activities after interest and taxes was EUR 94.4 million (95.2). Net cash flow from investing activities was EUR 10.7 million (-18.3), including proceeds of 23 million euros from selling the company's corporate headquarters building.

In 2007, Amer Sports issued two private placement bonds for Finnish institutional investors. The total amount of the bonds, with maturities of two and four years, is EUR 150 million.

Of the EUR 575 million credit facility agreed upon in 2005, EUR 165 million was paid in June 2007. In addition to USD 100 million drawn in 2005, EUR 30 million was drawn on the credit facility in June and the committed unused portion was EUR 295 million at the end of the review period. The credit facility will mature in 2009, 2011 and 2012. In May a new pension loan of EUR 40 million was raised.

Short-term financing is raised with a domestic commercial paper program of EUR 500 million, of which EUR 248 million had been used at the end of the period.

Liquid assets amounted to EUR 29.2 million (32.1) at the end of the period.

The equity ratio was 31.9% (33.5%) and gearing was 114% (108%).

BUSINESS SEGMENTS

WINTER AND OUTDOOR

EUR million	Q2/ 2008	Q2/ 2007	Change %	Change %*)	1-6/ 2008	1-6/ 2007	Change %	Change %*)	2007
Net sales									
Winter Sports Equipment	17.1	14.8	16	18	54.4	46.5	17	20	394.2
Apparel and Footwear	38.9	36.4	7	11	109.6	96.9	13	16	229.4
Cycling	26.0	26.0	0	2	59.4	56.2	6	8	114.1
Sports Instruments	22.6	22.4	1	6	43.2	43.8	-1	2	90.7
Discontinued operations	-	0.6	-	-	-	1.2	-	-	1.7
Net sales, total	104.6	100.2	4	8	266.6	244.6	9	12	830.1
EBIT	-26.7	-28.8	7	6	-41.3	-63.2	35	33	20.9

*) In local currency terms

In the review period, Winter and Outdoor's net sales increased 12% in local currency terms. The breakdown of net sales was as follows: Apparel and Footwear 41%, Cycling 22%, Winter Sports Equipment 21% and Sports Instruments 16%. EMEA accounted for 65%, the Americas for 23%, and Asia Pacific for 12% of net sales. Sales in local currencies increased 32% in Asia Pacific, 11% in the Americas and 9% in EMEA.

EBIT improved to EUR -41.3 million (-63.2). The improvement reflects increased sales of Winter Sports Equipment and a better underlying profitability. Furthermore the continuous profitable growth in Apparel and Footwear as well as in Cycling drove the result improvement.

Business areas

In the review period, Winter Sports Equipment's net sales increased 20% in local currency terms. Second quarter sales are not material due to seasonality. Pre-orders are up 3% compared to last year, with solid recovery in key Central European alpine markets and Japan but unsatisfactory development in North America. The Nordic countries suffered from the continuous weakness of cross-country skiing. Inventory levels in the trade have normalized for alpine products but remain high in cross-country skiing.

The restructuring process of the Winter Sports Equipment business area was concluded as planned in the second quarter. The number of manufacturing sites will be reduced from 10 to 6 and personnel will be reduced by more than 400 people by the end of the year. The annual savings target of over EUR 20 million in 2009 is intact.

Strong growth in Apparel and Footwear continued, with net sales increasing 16% in local currency terms. Besides strong growth in the key European markets, marketing investments in the U.S. market for footwear are generating promising results. Trail running continues to be the key business driver. Based on the order book, the growth trend will continue during the remaining part of the year.

In the review period, Mavic's net sales increased 8% in local currency terms. In the second quarter, cycling component sales were impacted by capacity constraints. The order book remains healthy.

In the review period, Suunto's net sales increased 2% in local currency terms, driven by growth in the training and outdoor categories. The Core product line and the updated Training product lines have been favorably received.

BALL SPORTS

EUR million	Q2/ 2008	Q2/ 2007	Change %	Change %*)	1-6/ 2008	1-6/ 2007	Change %	Change %*)	2007
Net sales									
Racquet Sports	62.6	71.1	-12	-5	125.2	136.2	-8	-1	236.0
Team Sports	41.1	45.5	-10	3	99.1	112.1	-12	0	195.5
Golf	27.2	33.8	-20	-12	50.6	65.7	-23	-16	99.4
Net sales, total	130.9	150.4	-13	-4	274.9	314.0	-12	-4	530.9
EBIT	11.3	15.0	-25	-16	27.0	34.8	-22	-14	48.2

*) In local currency terms

In the review period, Wilson's net sales declined by 4% in local currency terms. The breakdown of net sales was as follows: Racquet Sports 46%, Team Sports 36% and Golf 18%. The Americas generated 63%, EMEA 27% and Asia Pacific 10% of net sales. On a currency neutral basis, EMEA grew 5% and the Americas and Asia Pacific declined by 5% and 17%, respectively. When removing the licensed Japan golf business from the previous year's comparisons, Asia Pacific declined by 9%.

EBIT in local currency terms was down 14% to EUR 27.0 million (34.8).

Business areas

In local currencies, Racquet Sports net sales were at last year's level during the review period but declined 5% in the second quarter. The second quarter sales in the Americas were negatively impacted by softness in the consumer demand and capacity constraints.

In local currencies, Team Sports net sales were at last year's level. The 3% sales improvement in the second quarter was especially due to increasing sales in the U.S., where specialty store

sales were solid. The sell-in of 2009 baseball products has started, and initial feedback is positive. Agreed-upon key account sales programs for the second half of the year will also have a positive impact on the last quarter of the year.

In local currencies, Golf net sales decreased 16%. A substantial part of the decline is due to the licensing of the golf business in Japan and exiting OEM golf ball production in the U.S. last year. In addition, sales were lower in the U.S. reflecting that two large American retailers implemented aggressive golf private label programs for 2008. The target remains to make profit this year.

FITNESS

EUR million	Q2/ 2008	Q2/ 2007	Change %	Change %*)	1-6/ 2008	1-6/ 2007	Change %	Change %*)	2007
Net sales	49.6	59.7	-17	-5	106.6	133.5	-20	-9	291.0
EBIT	-0.4	6.2	-	-	3.3	16.1	-80	-76	37.2

*) In local currency terms

In the review period, Precor's net sales declined by 9% in local currencies. The Americas accounted for 72%, EMEA for 19%, and Asia Pacific for 9% of net sales. In local currency terms, sales were up 10% in EMEA and down 7% in Asia Pacific and 13% in the Americas.

EBIT decreased to EUR 3.3 million (16.1) due to the significant fall in sales and lower gross margins resulting from increased raw material costs. In the second quarter, one-off quality issues amounting to EUR 3 million also had a negative impact on results.

Precor's commercial business, with sales to major club and fitness facility customers, remained solid: global sales increased 8% and sales in EMEA 10%. The Adaptive Motion Trainer (AMT) is generating demand and excitement globally.

The North American consumer market continues to suffer from poor economic conditions. Historically, the second quarter is a slow season for home equipment, however, consumer demand dropped far below expectations.

As a result of the sales decline, Precor is adapting its operations and adjusting costs to correspond to the business environment. Changes are being made both in manufacturing and sales. These cost cuts will impact Precor's profitability during the second half of the current year.

SELLING OF HEADQUARTERS BUILDING

Amer Sports Corporation sold its corporate headquarters building on April 24, 2008, located at Mäkelänkatu 91, to Catella Real Estate AG for EUR 23 million. Amer Sports booked a capital gain of EUR 13 million in its second quarter result. The company will remain in the building as its primary tenant.

PERSONNEL

At the end of the period, the Group employed 6,273 people (6,626). The Group employed an average of 6,294 people (6,650) during the review period.

	June 30, 2008	June 30, 2007	December 31, 2007
Winter and Outdoor	3,608	3,822	3,701
Ball Sports	1,746	1,945	1,891
Fitness	857	799	815
Headquarters	62	60	58
Total	6,273	6,626	6,465

	June 30, 2008	June 30, 2007	December 31, 2007
EMEA	3,349	3,341	3,330
Americas	2,375	2,636	2,557
Asia Pacific	549	649	578
Total	6,273	6,626	6,465

AMER SPORTS SHARES AND SHAREHOLDERS

At the end of the review period Amer Sports had 12,520 registered shareholders. Nominee registered represented 42,2% (60.8%) of the shares.

During the period, a total of 72.6 million Amer Sports shares were traded on the Helsinki Stock Exchange to a total value of EUR 963.7 million. The share turnover was 100.3% (of the average number of shares excluding own shares).

At the close of the review period, the last trade in Amer Sports Corporation shares was completed at a price of EUR 9.58. The high for the period on the Helsinki Stock Exchange was EUR 19.00 and the low EUR 9.46. The average share price was EUR 13.27.

On June 30, 2008, the company had a market capitalization of EUR 695.5 million excluding own shares. The company has 445,000 own shares. The number of own shares corresponded to 0.6% of all Amer Sports shares.

On June 30, 2008, the company's registered share capital was EUR 292,182,204 and the total number of shares was 73,045,551.

Major changes in holdings, April – June 2008

Amer Sports Corporation received information on May 19, 2008 to the effect that Danske Bank A/S Helsinki Branch's ownership of Amer Sports Corporation share capital and voting rights has reached one-twentieth (7,000,000 shares, 9.58%) following a share transaction on May 16, 2008. In addition, Danske Bank A/S's Helsinki branch announced that it holds forward market transactions, which according to the existing terms, will expire in June of 2008. If realized, the market forwards will lead to Danske Bank A/S Helsinki branch's ownership rights falling below one-twentieth by June 19, 2008, at the earliest.

Amer Sports Corporation received information on May 20, 2008 to the effect that Nordea Bank AB's Finnish subsidiary Nordea Bank Finland Oyj's market forwards have matured, lowering its ownership below one-twentieth (80,565 shares, 0.11%).

Amer Sports Corporation received information on May 23, 2008 to the effect that Novator Finland Oy has on May 22, 2008 extended its OMX market forwards and entered into a securities lending agreement concerning the company's shares. On March 19, 2008, Novator Finland Oy notified of a partial conversion of direct holdings in shares of Amer Sports Corporation into OMX market forwards. The period of the forward contracts has been extended to August 21, 2008. Furthermore, Novator Finland Oy has entered into a securities lending agreement, whereby Novator Finland Oy will hold directly the same amount of shares that are underlying of the OMX market forwards from May 23 through May 26, 2008. Therefore, during this period, Novator Finland Oy's direct and potential holding in Amer Sports Corporation will temporarily exceed one-fourth (1/4) of the company's shares and voting rights. However, since the securities lending agreement concerns the same amount of shares that are underlying of the OMX market forwards, Novator Finland Oy's existing and potential holding in the company will not in practice change from the previous level of 20.11% of share capital and voting rights. After settlement of the securities lending agreement concerning 7,000,000 shares in the company

and for the period of the lending agreement, Novator Finland Oy directly held 14,688,900 shares, representing 20.11% of the company's shares and voting rights.

Amer Sports Corporation received information on May 23, 2008 to the effect that Danske Bank A/S Helsinki Branch's ownership of Amer Sports Corporation share capital and voting rights has fallen below one-twentieth (1/20) on May 23, 2008, following a share loan agreement. In addition, Danske Bank A/S's Helsinki Branch informed that according to the existing loan agreement, the shares will return to its possession on May 27, 2008, which will return its ownership rights to one-twentieth (1/20) of the company's share capital and voting rights. The Danske Bank A/S Helsinki Branch owns 7,000,000 shares, which represent 9.58% of the company's share capital and voting rights.

The stock exchange releases on major changes in shareholdings during first quarter of the review period can be found at Amer Sports web pages, www.amersports.com/investors.

RESOLUTIONS OF THE EXTRAORDINARY GENERAL MEETING

At the Amer Sports Corporation Extraordinary General Meeting held on June 4, the following resolutions were approved: the Company's previous board members were released from their positions and a new Board of Directors was elected. Felix Björklund, Ilkka Brotherus, Anssi Vanjoki and Pirjo Väliaho were re-elected as members of the Board of Directors. Martin Burkhalter, Christian Fischer and Bruno Sälzer were appointed as new board members. The Board's term of service will run until the 2009 Annual General Meeting. More detailed information on the new board members can be found on the Amer Sports web site, www.amersports.com/about/board.

BUSINESS RISKS AND UNCERTAINTY FACTORS

Amer Sports Corporation's short-term risks are particularly associated with consumer demand in North America and Europe. Further information on the Company's business risks and uncertainty factors is available in the Company's Annual Report and web site at www.amersports.com/investors.

OUTLOOK FOR 2008

General market conditions continued to weaken, especially in North America during the second quarter. As this trend appears to be continuing during the second half of the year, Amer Sports has revised its full-year forecast. The company now estimates that its EBIT, excluding the capital gain of EUR 13 million, will amount to EUR 90–105 million (previous guidance EUR 100–130 million).

TABLES

The interim report has been prepared in compliance with IAS 34. Accounting policies and the calculation of key figures have been presented in the Group's 2007 Annual Report, and no amendments have been made to these.

Unaudited

EUR million

CONSOLIDATED RESULTS

	1-6/ 2008	1-6/ 2007	Change %	4-6/ 2008	4-6/ 2007	Change %	2007
NET SALES	648.1	692.1	-6	285.1	310.3	-8	1,652.0
Cost of goods sold	-385.6	-422.0		-168.2	-184.1		-987.6
GROSS PROFIT	262.5	270.1	-3	116.9	126.2	-7	664.4
License income	6.9	9.1		2.9	4.3		18.0
Other operating income	15.3	1.4		13.4	0.3		7.9
R&D expenses	-28.2	-28.7		-13.6	-13.9		-57.7
Selling and marketing expenses	-198.6	-206.8		-95.3	-96.7		-407.6
Administrative and other expenses	-65.7	-65.7		-32.1	-33.0		-132.8
Non-recurring expenses related to the reorganization of Winter Sports Equipment business area	-	-		-	-		-42.7
EARNINGS BEFORE INTEREST AND TAXES	-7.8	-20.6	62	-7.8	-12.8	39	49.5
% of net sales	-1.2	-3.0		-2.7	-4.1		3.0
Financing income and expenses	-14.3	-7.8		-7.4	-1.1		-24.9
EARNINGS BEFORE TAXES	-22.1	-28.4	22	-15.2	-13.9	-9	24.6
Taxes	5.5	7.1		3.8	3.5		-6.1
NET RESULT	-16.6	-21.3	22	-11.4	-10.4	-10	18.5
Attributable to:							
Equity holders of the parent company	-16.6	-21.5		-11.4	-10.6		18.1
Minority interests	0.0	0.2		0.0	0.2		0.4
Earnings per share, EUR	-0.23	-0.30		-0.16	-0.15		0.25
Earnings per share, diluted, EUR	-0.23	-0.30		-0.16	-0.15		0.25
Adjusted average number of shares in issue less own shares, million	72.4	72.1		72.4	72.1		72.0
Adjusted average number of shares in issue less own shares, diluted, million	72.5	72.5		72.5	72.5		73.0
Equity per share, EUR	6.08	6.78					7.04
ROCE, % *)	6.2	10.5					4.8
ROE, %	-7.0	-8.2					3.5
Average rates used: EUR 1.00 = USD	1.53	1.33					1.37

*) 12 months' rolling average

The relative proportion of the estimated tax charge for the full financial year has been charged against the result for the period.

NET SALES BY BUSINESS SEGMENTS

	1-6/ 2008	1-6/ 2007	Change %	4-6/ 2008	4-6/ 2007	Change %	2007
Winter and Outdoor	266.6	244.6	9	104.6	100.2	4	830.1
Ball Sports	274.9	314.0	-12	130.9	150.4	-13	530.9
Fitness	106.6	133.5	-20	49.6	59.7	-17	291.0
Total	648.1	692.1	-6	285.1	310.3	-8	1,652.0

EBIT BY BUSINESS SEGMENTS

	1-6/ 2008	1-6/ 2007	Change %	4-6/ 2008	4-6/ 2007	Change %	2007
Winter and Outdoor	-41.3	-63.2	35	-26.7	-28.8	7	20.9
Ball Sports	27.0	34.8	-22	11.3	15.0	-25	48.2
Fitness	3.3	16.1	-80	-0.4	6.2	-	37.2
Headquarters	3.2	-8.3	-	8.0	-5.2	-	-14.1
	-7.8	-20.6	62	-7.8	-12.8	39	92.2
Non-recurring expenses related to the reorganization of Winter Sports Equipment business area	-	-		-	-		-42.7
Total	-7.8	-20.6	62	-7.8	-12.8	39	49.5

GEOGRAPHIC BREAKDOWN OF NET SALES

	1-6/ 2008	1-6/ 2007	Change %	4-6/ 2008	4-6/ 2007	Change %	2007
Americas	313.3	370.8	-16	140.2	163.6	-14	774.1
EMEA	266.9	250.9	6	109.2	110.1	-1	704.9
Asia Pacific	67.9	70.4	-4	35.7	36.6	-2	173.0
Total	648.1	692.1	-6	285.1	310.3	-8	1,652.0

CONSOLIDATED CASH FLOW STATEMENT

	1-6/2008	1-6/2007	2007
EBIT	-7.8	-20.6	49.5
Depreciation and adjustments to cash flow from operating activities	3.9	15.7	30.5
Change in working capital	118.5	121.0	26.3
Cash flow from operating activities before financing items and taxes	114.6	116.1	106.3
Interest paid and received	-14.4	-7.3	-21.7
Income taxes paid	-5.8	-13.6	-26.5
Cash flow from operating activities	94.4	95.2	58.1
Company divestments	2.6	-	-
Capital expenditure on non-current tangible and intangible assets	-15.4	-20.8	-58.3
Proceeds from sale of tangible non-current assets	23.5	2.5	4.0
Proceeds from sale of available-for-sale investments	-	-	1.7
Proceeds from non-current loan receivables	-	-	1.0
Cash flow from investing activities	10.7	-18.3	-51.6

Dividends paid	-36.3	-36.1	-36.2
Issue of shares	-	1.3	10.6
Repurchases of own shares	-	-	-7.5
Change in net debt and other financial items	-106.8	-55.3	49.9
Cash flow from financing activities	-143.1	-90.1	16.8
Liquid funds at 1 Jan	68.0	45.5	45.5
Translation differences	-0.8	-0.2	-0.8
Change in liquid funds	-38.0	-13.2	23.3
Liquid funds at 30 Jun/31 Dec	29.2	32.1	68.0

CONSOLIDATED BALANCE SHEET

	30 June, 2008	30 June, 2007	31 December, 2007
Assets			
Goodwill	259.8	285.3	270.9
Other intangible non-current assets	204.3	209.5	209.5
Tangible non-current assets	122.1	120.4	135.9
Other non-current assets	65.6	53.0	66.3
Inventories and work in progress	360.3	380.1	299.2
Receivables	351.4	390.6	594.7
Cash and cash equivalents	29.2	32.1	68.0
Assets	1,392.7	1,471.0	1,644.5
Shareholders' equity and liabilities			
Shareholders' equity	443.8	493.4	509.7
Long-term interest-bearing liabilities	176.4	232.9	218.6
Other long-term liabilities	18.0	19.9	18.7
Current interest-bearing liabilities	360.7	331.8	437.6
Other current liabilities	315.3	338.9	372.0
Provisions	78.5	54.1	87.9
Shareholders' equity and liabilities	1,392.7	1,471.0	1,644.5
Equity ratio, %	31.9	33.5	31.0
Gearing, %	114	108	115
EUR 1.00 = USD	1.57	1.35	1.47

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Premium fund	Fund for own shares	Translation differences	Fair value and other reserves	Retained earnings	Total	Minority interests	Total shareholders' equity
Balance at 1 Jan 2007	286.8	6.9		-41.5	4.2	296.1	552.5	3.6	556.1
Translation differences				-5.9			-5.9		-5.9
Cash flow hedges					-0.8		-0.8		-0.8
Net income recognized directly in equity				-5.9	-0.8		-6.7		-6.7
Net result						-21.5	-21.5	0.2	-21.3

Total recognized income and expense for the period				-5.9	-0.8	-21.5	-28.2	0.2	-28.0
Dividend distribution						-36.0	-36.0		-36.0
Warrants							0.0		0.0
Warrants exercised	2.0	-0.7					1.3		1.3
	2.0	-0.7				-36.0	-34.7		-34.7
Balance at 30 Jun 2007	288.8	6.2		-47.4	3.4	238.6	489.6	3.8	493.4
Balance at 1 Jan 2008	289.3	15.0	-7,5	-66.8	-2.7	278.9	506.2	3.5	509.7
Translation differences				-16.6			-16.6		-16.6
Cash flow hedges					3.8		3.8		3.8
Net income recognized directly in equity				-16.6	3.8		-12.8		-12.8
Net result						-16.6	-16.6	0.0	-16.6
Total recognized income and expense for the period				-16.6	3.8	-16.6	-29.4	0.0	-29.4
Dividend distribution						-36.3	-36.3	0.0	-36.3
Warrants						0.7	0.7		0.7
Warrants exercised	2.9	-2.9					0.0		0.0
Other change in minority interests								-0.9	-0.9
	2.9	-2.9				-35.6	-35.6	-0.9	-36.5
Balance at 30 Jun 2008	292.2	12.1	-7.5	-83.4	1.1	226.7	441.2	2.6	443.8

CONTINGENT LIABILITIES AND SECURED ASSETS, CONSOLIDATED

	30 June, 2008	30 June, 2007	31 December, 2007
Mortgages pledged	0.0	4.1	2.8
Guarantees	4.7	3.1	4.5
Liabilities for leasing and rental agreements	101.4	114.3	105.7
Other liabilities	45.2	40.6	48.2

There are no guarantees of contingencies given for the management of the company, the shareholders or the associated companies.

DERIVATIVE FINANCIAL INSTRUMENTS

	30 June, 2008	30 June, 2007	31 December, 2007
Nominal value			
Foreign exchange forward contracts	443.3	386.0	417.1
Forward rate agreements	0.0	400.0	100.0
Interest rate swaps	213.5	174.0	217.9
Fair value			
Foreign exchange forward contracts	9.1	0.7	0.0
Forward rate agreements	0.0	0.1	0.0
Interest rate swaps	-0.1	2.0	-1.6

QUARTERLY BREAKDOWNS OF NET SALES AND EBIT

NET SALES	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Q1 2007	Q4 2006	Q3 2006
Winter and Outdoor	104.6	162.0	304.9	280.6	100.2	144.4	387.1	291.2
Ball Sports	130.9	144.0	107.0	109.9	150.4	163.6	111.5	120.3
Fitness	49.6	57.0	85.2	72.3	59.7	73.8	83.0	60.4
Total	285.1	363.0	497.1	462.8	310.3	381.8	581.6	471.9

EBIT	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Q1 2007	Q4 2006	Q3 2006
Winter and Outdoor	-26.7	-14.6	35.2	48.9	-28.8	-34.4	56.3	48.0
Ball Sports	11.3	15.7	8.0	5.4	15.0	19.8	5.2	7.9
Fitness	-0.4	3.7	13.0	8.1	6.2	9.9	12.7	6.0
Headquarters	8.0	-4.8	-2.5	-3.3	-5.2	-3.1	-4.5	-4.0
	-7.8	0.0	53.7	59.1	-12.8	-7.8	69.7	57.9
Non-recurring expenses related to the reorganization of Winter Sports Equipment business area	-	-	-42.7	-	-	-	-	-
Total	-7.8	0.0	11.0	59.1	-12.8	-7.8	69.7	57.9

All forecasts and estimates presented in this report are based on the management's current judgment of the economic environment. The actual results may differ significantly.

AMER SPORTS CORPORATION
Board of Directors

For further information, please contact:
Mr Tommy Ilmoni, Vice President, Investor Relations, tel. +358 9 7257 8233
Mr Pekka Paalanne, Executive Vice President & CFO, tel. +358 9 7257 8212
Mr Roger Talermo, President & CEO, tel. +358 9 7257 8210

PRESS AND ANALYST CONFERENCE

A combined news conference, conference call and live webcast concerning the interim results will be held on August 6, 2008, at 3:00 pm Finnish time at Amer Sports headquarters (address: Mäkelänkatu 91, Helsinki). The event will be held in English. For instructions on how to participate in the conference call, visit the Amer Sports website at www.amersports.com. An on-demand webcast of the conference will be available on the website on August 6, 2008, at approximately 6:00 pm Finnish time.

The conference call numbers are:
+1 334 323 6201 (if calling from the U.S.)
+44 (0)20 7162 0025 (if calling from the rest of the world)

FINANCIAL REPORTING

In 2008, Amer Sports will publish its 1-9 interim results on Tuesday, October 28, 2008:

- a stock exchange bulletin at 1:00 pm (Finnish time)
- a combined news conference, conference call and live webcast at 3:00 pm (Finnish time).

AMER SPORTS CORPORATION
Communications

Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com
www.amersports.com

DISTRIBUTION
OMX Nordic Exchange Helsinki
Major media
www.amersports.com

END